

SECURITIE 05040988 SSION

Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III



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RECEIVED
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WASH, D.C.
213
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SEC FILE NUMBER
8- 44765

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BNP Paribas Brokerage Services, Inc.**

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Croton Road
(No. and Street)

King of Prussia (City) Pennsylvania (State) 19406 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stacey N. Polakowski (212) 471 - 6392
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) NY (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
APR 04 2005 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See section 240.17a-5(e)(2).*

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Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

OATH OR AFFIRMATION

I, **John W. Pirner**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **BNP Paribas Brokerage Services, Inc.**, as of **December 31, 2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANTOINETTE DE MAYO
Notary Public, State of New York
No. 01DE6034529
Qualified in Richmond County
Commission Expires Jan. 3, 2006

Antoinette DeMayo 2/24/05
Notary Public

John W. Pirner
Signature

President
Title

This report ** contains (check all applicable boxes)

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2005
WASH, D.C.
213
SECTION

BNP Paribas Brokerage Services, Inc.

(A wholly owned subsidiary of BNP PARIBAS)

Statement of Financial Condition

December 31, 2004

BNP Paribas Brokerage Services, Inc.
(A wholly owned subsidiary of BNP PARIBAS)
Index
December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
BNP Paribas Brokerage Services, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of BNP Paribas Brokerage Services (the "Company") at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company has obtained approval from the New York Stock Exchange as described in note 13 to this statement of financial condition to be merged into BNP Paribas Securities Corp. effective January 3, 2005. Accordingly, the Company will cease to be a standalone, separately reporting entity on such date.

PricewaterhouseCoopers LLP

February 28, 2005

BNP Paribas Brokerage Services, Inc.
(A wholly owned subsidiary of BNP PARIBAS)
Statement of Financial Condition
December 31, 2004

Assets		
Cash		$ 27,673,476
Short-term investments pledged		246,887,610
Cash and securities segregated under federal and other regulations		246,850,617
Marketable securities owned		
Pledged	$ 10,145,401	
Other	14,452,825	
		24,598,226
Receivable from customers		26,347,450
Receivable from brokers, dealers and clearing organizations		81,888,562
Securities borrowed		2,197,655,007
Receivable from affiliates		441,595,399
Exchange memberships, at adjusted cost (market value $5,325,000)		4,911,500
Furniture, fixtures and leasehold improvements at cost (less accumulated depreciation and amortization of $1,406,567)		665,205
Current income tax receivable		1,331,508
Deferred tax asset		1,608,934
Other assets		1,420,134
Total assets		$ 3,303,433,628
Liabilities and Stockholder's Equity		
Liabilities		
Short-term bank loans		$ 414,689,136
Securities loaned		2,107,355,376
Payable to customers		211,277,915
Payable to non-customers		161
Payable to brokers, dealers and clearing organizations		7,235,350
Payable to affiliates		475,682,735
Accrued expenses and other liabilities		18,895,579
Subordinated borrowings		45,000,000
		3,280,136,252
Stockholder's equity		23,297,376
Total liabilities and stockholder's equity		$ 3,303,433,628

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

BNP Paribas Brokerage Services, Inc. (the "Company") is a wholly owned subsidiary of BNP PARIBAS ("BNP" or "the Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). In addition, the Company is a member of the National Association of Securities Dealers, Inc. ("NASD"), the New York Stock Exchange, Inc. ("NYSE"), the American Stock Exchange ("AMEX"), the Chicago Mercantile Exchange ("CME"), the Chicago Board Options Exchange ("CBOE"), the Chicago Board of Trade ("CBOT") and the International Securities Exchange ("ISE"). The Company executes securities and commodities transactions on the NYSE, AMEX, CME, CBOE, CBOT and the ISE primarily for affiliated companies and clears such transactions through the respective clearing corporations responsible for such activities.

2. Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following is a summary of significant accounting policies.

Commissions, Brokerage and Exchange Revenues and Expenses
Commissions, brokerage and exchange revenues and related expenses from securities and commodities transactions executed as agent are recorded on the trade date. Commodity commissions are recorded on the half-turn.

Interest Income/Interest Expense
Interest income/interest expense is accrued in accordance with contractual rates. Interest income is earned on investments in U.S. Treasury obligations and agency securities, money market funds, securities borrowed transactions, securities purchased under agreements to resell segregated pursuant to federal regulations, overnight investments with the Parent and loans to affiliates. Interest expense is incurred on securities loaned transactions, short-term bank loans from the Parent, subordinated debt and amounts due to affiliates and customers for the cash balances in their trading accounts.

Exchange Memberships
Exchange memberships are recorded at cost, less any impairments for permanent impairments.

Resale Agreements
Securities purchased under agreement to resell, segregated pursuant to federal regulations ("resale agreements") are treated as collateralized financing transactions and are carried at the amounts at which the securities were initially acquired. Interest income is accrued as earned during the life of each agreement, segregated pursuant to federal regulations. It is the Company's policy to take possession of securities purchased under agreements to resell. The Company monitors the market value of the underlying securities, which are U.S. Government and agency securities, as compared to the related receivable plus accrued interest and, as necessary, requests additional collateral.

Depreciation and Amortization
Depreciation on furniture and fixtures is provided on a straight-line basis over periods ranging from three to five years. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the estimated useful life of the improvement and the remaining term of the lease.

Income Taxes
The Company recognizes both the current and deferred tax consequences of all transactions recognized in the financial statements, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years. Valuation allowances are established for deferred tax assets when it is more likely than not, a probability level of more than 50%, that they will not be realized. The company files federal, state and local returns as a stand alone company.

Short-Term Investments and Marketable Securities
Marketable securities principally consist of money market funds. Short-term investments have maturities of less than one year. This short-term investment consist of a U.S. Treasury obligation with less than ninety days to maturity that is held with one major financial institution. Short-term investments and marketable securities are recorded on the trade date.

Securities Borrowing and Lending Activities
Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or similar collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded, as necessary. Substantially all of the Company's securities borrowed and securities loaned transactions are with an affiliated entity.

Foreign Currencies
The Company has certain cash on deposit with banks denominated in foreign currencies and has payables to customers or counterparties also in foreign currencies. These currencies are translated

at closing rates of exchange at December 31, 2004, with any resulting gain or loss reflected in the statement of operations in other income or expense.

Securities Received From Customers and Affiliates
Securities received from customers and affiliates in lieu of cash margin are not reflected on the Statement of Financial Condition as the Company does not own such securities and they may only be sold or hypothecated to the extent the Company requires the equivalent funds to meet regulatory or counterparty requirements.

3. Securities Owned

Securities owned at December 31, 2004 consist of:

Money market instruments	$ 20,270,793
Investment funds	4,327,433
	$ 24,598,226

4. Related Parties

The Company transacts its securities and commodities business primarily with the Parent and its affiliates. A summary of significant transactions follows:

(a) At December 31, 2004, the Company had an informal line of credit facility from the Parent, which has been capped by the Parent at 315 million Euro. Borrowings under this informal line of credit bear a variable rate of interest ranging from 1/16% to 1/2% over the Parent's effective borrowing rate with the Federal Reserve Bank. Maximum borrowing under this and preceding credit facilities during the year was approximately $531 million. For the year ended December 31, 2004, the Company incurred $3,175,470 in interest expense for borrowings under this informal line of credit facility. At December 31, 2004, the Company had an unsecured borrowing of $414,689,136 maturing on January 3, 2005 which bears interest at a rate of 2.375%.

(b) Receivable from affiliates consists primarily of two affiliates of approximately $435 million of securities trading-related balances from such affiliates.

(c) Payable to affiliates consists of balances in trading accounts for the Company and its customers maintained by such affiliates in the amount of $470,337,786 and certain nontrading-related payables.

(d) Securities borrowed and loaned consists of balances with an affiliate.

5. Fair Value of Financial Instruments

SFAS No. 107 entitled, *Disclosures about Fair Value of Financial Instruments*, requires entities to disclose information about the estimated fair values of their financial instruments. Substantially all of the Company's assets and liabilities which are considered to be financial instruments as defined by SFAS No. 107 and are either already carried at fair value or are short-term in nature, bear interest at current market rates and/or are subject to frequent repricing. Therefore for items defined as financial instruments, their carrying amounts approximate their fair value.

6. Credit Risk and Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company executes transactions on behalf of affiliates and customers. If the transactions do not settle because of failure to perform by either the affiliate or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security or commodity is different from the contract amount of the transaction. The Company does not expect nonperformance by affiliates or counterparties.

The Company's affiliate and customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its affiliates and customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the affiliates' and customers' accounts. In connection with these activities, the Company executes and clears affiliate and customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that affiliates and customers may incur. In the event the affiliate or customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the affiliate's and customer's obligations. The Company seeks to control the risks associated with its affiliate and customer activities by requiring affiliates and customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the affiliate and customer to deposit additional collateral or to reduce positions when necessary.

The Company's affiliate and customer financing and securities settlement activities require the Company to pledge affiliate and customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return affiliate and customer securities pledged as collateral, the

Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its affiliate and customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

7. Collateral Arrangements

At December 31, 2004, the approximate market value of collateral received in securities borrowed transactions that can be sold or repledged by the Company was $2.2 billion. In addition, securities in customer and affiliate accounts with a fair value of approximately $12.6 billion can be sold or repledged by the Company. At December 31, 2004, the Company has pledged $785 million of affiliate securities to various clearing organizations for margin purposes. At December 31, 2004, the approximate market value of collateral received that was sold or repledged by the Company was $2.1 billion of securities loaned and $2.2 billion to effect deliveries at clearing corporations.

The Company has pledged short-term investments and marketable securities of $246,887,610 and $10,145,401, respectively. Such securities are pledged for margin purposes to various clearing organizations.

8. Income Taxes

At December 31, 2004, the Company's deferred tax asset of $1.6 million is due to temporary differences between tax and accounting results arising primarily from a write-down of exchange memberships, a net state and local operating loss carryforward and deferred compensation. The Company has not recorded a valuation allowance against the deferred tax asset, as management believes that the benefit related to the deferred tax asset is more likely than not to be realized in the future.

9. Employee Benefit Plans

The Company's employees participate in various plans sponsored by the Parent.

The Parent maintains a 401(k) profit-sharing plan (the "Plan") covering substantially all of the employees of the Company. The Company's contributions to the Plan are based upon a percentage of employees' contributions.

Noncontributory defined benefit pension plans cover most regular employees of the Company. There is no separate plan solely for the employees of the Company. At December 31, 2004 the defined benefit plan was underfunded by approximately $25 million.

10. Subordinated Borrowings

The Company has three subordinated loan agreements totaling $45,000,000 with affiliates. The borrowing for $25,000,000 bears interest at the three month London Interbank Offered Rate and matures on March 31, 2005. A borrowing for $10,000,000 bears interest at the three month London Interbank Offered Rate and matures on June 30, 2005. Another borrowing for $10,000,000 bears interest at the three month London Interbank Offered Rate and matures on June 30, 2006. The subordinated loans have been approved by the NYSE and CME and are available in computing the Company's net capital under SEC Rule 15c3-1 and CFTC Regulation 1.17. To the extent such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

11. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. The Company is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 8% plus 4% of the total risk margin (as defined in CFTC Regulation 1.17)for positions carried by the Company in customer and non-customer accounts respectively. The Company is required to maintain net capital in accordance with Rule 15c3-1 or CFTC Regulation 1.17, whichever is greater. At December 31, 2004, the higher net capital requirement was CFTC Regulation 1.17.

12. Cash and Securities Segregated under Federal and Other Regulations

Cash of $100 and U.S. Treasury Notes purchased under agreement to resell with a contract value of $131,698,814 has been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

Cash of $58,822 and marketable securities owned with a market value of $115,092,781 has been segregated under the Commodities Exchange Act and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts.

As of December 31, 2004, the Company made a computation related to the reserve requirement for Proprietary Accounts of Introducing Brokers ("PAIB"). The reserve requirement and amounts held on deposit in the Reserve Bank account were $0 and $100, respectively.

13. Subsequent Events

On January 3, 2005, BNP Paribas Securities Corp. ("BNPPSC"), an affiliated entity registered as a broker-dealer acquired 100% of the outstanding shares of the Company, from its parent, BNP. BNPPSC was simultaneously merged with the Company with BNPPSC as the surviving entity. BNPPSC engages in proprietary transactions and brokerage and clearance activities for its customers – primarily institutions, other broker-dealers and affiliates. BNPPSC also engages in investment banking activities and provides support services for certain affiliates. BNPPSC is registered as a broker-dealer with the Sec and CFTC. In addition, BNPPSC is a member of the National Association of Securities Dealers, Inc. ("NASD"), the International Securities Exchange ("ISE"), the Chicago Board of Trade ("CBOT") and the Municipal Securities Rulemaking Board ("MSRB"). As of January 3, 2005, the Company will no longer be a separate company, nor will it have separate ongoing business activities. The purchase price of the transaction was effected at the Company's net book value. The effect of this merger combines the proprietary trading, clearance and execution activities of the formerly separate affiliated broker-dealers.